Exhibit 99.1

Mitsui to invest in ReNew Power’s Round-The-Clock project

•	Agreement will see Japan-based Mitsui take 49% stake in the project
•	ReNew signed 400 MW round-the-clock (RTC) PPA last year to supply electricity to Solar Energy Corporation of India (SECI)
•	For the 400 MW PPA, the company will install 1,300 MW of renewable energy capacity and up to 100 MWh of battery storage

Gurgaon, April 6, 2022: ReNew Power (“ReNew”, RNW, RNWWW: NASDAQ), India’s leading renewable energy company, has finalized a partnership with Mitsui & Co., Ltd. (“Mitsui”, 8031.T-JP: Tokyo Stock Exchange), a leading global general trading and investment firm.

The partnership will see Mitsui invest in the RTC renewable energy project being developed by ReNew.

The RTC project will consist of three newly built wind farms and one solar plus battery storage farm (1,300 MW in total plus up to 100 MWh battery storage) across the states of Rajasthan, Karnataka, and Maharashtra, and provide 400 MW electricity to SECI, an Indian central government-owned entity with an AA+ domestic debt rating by ICRA, a subsidiary of Standard & Poor’s.

The project’s commercial operations are expected to start in the third calendar quarter of 2023. ReNew, through its affiliates, will also undertake EPC, O&M, and project management for the RTC project.

The 25-year PPA for the project, the first-of-its-kind renewable energy PPA in India, was signed last year with SECI for supplying electricity at ₹ 2.90/kWh (~US 3.8¢), which will increase by 3% annually for 15 years after which it will stabilise for remaining period of the project.

India, being the third-largest emitter of greenhouse gases globally, made commitments at the Glasgow COP26 summit last year to reach 500 GW of non-fossil fuel-based installed capacity by 2030, and to source 50% of all its energy from renewables by then. The RTC project will feed into this target and support the Government of India’s policy of scaling up the renewable energy sector as part of the country’s historic clean energy transition.

Speaking about this partnership with Mitsui, Mr. Sumant Sinha, Founder, Chairman and CEO of ReNew Power said, “The RTC project, the first of its kind in India, provides the lowest cost and emission-free 24 X 7 renewable electricity. We are proud to partner with Mitsui, a leading global conglomerate, to support India’s green energy transition and look forward to strengthening this partnership in the future.”

Ryoichiro Uno, General Manager in charge of infrastructure projects in India, Middle East, and Africa of Mitsui, said, “Our mission is to build brighter futures for people around the world through infrastructure development. We view India as an extremely promising market for many reasons, including its high economic growth and strong commitment towards decarbonization. Through this project, Mitsui will accelerate India’s clean energy transition together with ReNew, and contribute to the project‘s successful development by leveraging our extensive global experience in power project development, as well as our wide-ranging business network across industries. We look forward to expanding Mitsui’s further collaboration with ReNew beyond this RTC project in India.”

US$ 1.0 = INR 76.29 (as on 27-03-2022)

About ReNew

ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind and solar energy projects, and hydro projects . As of February 1, 2022, ReNew had a total portfolio of 10.2 GW of renewable energy projects across India, including commissioned and committed projects

About Mitsui:

Mitsui & Co., Ltd. is one of the leading Japanese general trading and investment firms, established in 1947, with global presence in various business fields and across 63 countries/regions with approximately 45,000 employees. Mitsui’s core strategic aim is to pursue sustainable growth, and through its business activities contribute to the development of countries and regions around the world while addressing climate change and other global issues. As part of this, Mitsui has set a target to reduce its GHG impact by 2030 to half of what it was in 2020 and achieve net-zero emissions by 2050. Mitsui currently has 65 power assets in 22 countries, with a gross capacity of 39.6 GW and a net capacity (Mitsui’s share) of 10.8 GW.

Press Enquiries

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Nathan Judge
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Mitsui Contact
Corporate Communications Division
Telephone: +81-80-5912-0321
Facsimile: +81-3-3285-9819